Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2022 of Osisko Gold Royalties Ltd of our report dated February 23, 2023, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, which appears in this Annual Report.

/s/PricewaterhouseCoopers LLP

Montréal, Canada
February 23, 2023